April 26, 2023
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
To Whom it May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Mortgage Trust, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, which was filed with the U.S. Securities and Exchange Commission on April 26, 2023.

Very truly yours,

BLACKSTONE MORTGAGE TRUST, INC.

/s/ Anthony F. Marone, Jr.
Anthony F. Marone, Jr.
Chief Financial Officer

Blackstone Mortgage Trust, Inc.
345 Park Avenue, 24th Floor
New York, New York 10154
T 212 655 0220